SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March-April 2015

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

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Not applicable.

(1)	Press Release, “Dr. Reddy’s Laboratories enters into partnership with Hetero to accelerate access to treatment for Hepatitis C in India”, March 23, 2015.	3

(2)	Press Release, “Dr. Reddy’s Laboratories to acquire select portfolio of the established products business of UCB in India”, April 1, 2015.	5

Press Release
CONTACT:

	INVESTOR RELATIONS	MEDIA RELATIONS

DR. REDDY’S LABORATORIES LTD.	KEDAR UPADHYE	CALVIN PRINTER
8-2-337, Road No. 3, Banjara Hills,	kedaru@drreddys.com	calvinprinter@drreddys.com
Hyderabad - 500034. Telangana, India.	(Ph: +91-40-66834297)	(Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories enters into partnership with Hetero to accelerate access to treatment for Hepatitis C in India

For immediate Release

Hyderabad, India, March 23, 2015

Dr Reddy’s Laboratories announced today that it has entered into an agreement with Hetero, under which Dr. Reddy’s has been licensed to distribute and market Sofosbuvir 400 mg tablets1, indicated in the treatment of Chronic Hepatitis C, under the brand name ResofTM, in India.

According to the World health Organization (WHO), close to 12 Million Indians suffer from Chronic Hepatitis C, a disease that can seriously affect the liver, leading to potentially life-threatening complications, including cancer of the liver2. Complications arising out of untreated Hepatitis C can precipitate faster in co-morbid conditions, such as Diabetes.3

With the diagnosis rates for Hepatitis C in India being abysmally low, Dr. Reddy’s will make a significant difference in the diagnosis and treatment of this disease.

“Clinical studies have indicated that Sofosbuvir 400 mg in combination with other agents achieved very high cure rates, while shortening the duration of treatment to as little as 12 weeks and reducing or completely eliminating the need for interferon injections, depending on the viral genotype.”

ResofTM is a breakthrough medicine and will simplify the traditional and complicated treatment options available today, allowing patients suffering from Chronic Hepatitis C access to a far more affordable and effective treatment regimen, as compared to existing ones

Dr. Reddy’s Co-Chairman & CEO, G V Prasad, commented “the launch of Resof TM is in line with Dr. Reddy’s philosophy of “Innovative medicine at an affordable price” and will provide significant relief to patients, resulting in potential cure and a high barrier to resistance at an affordable price for those living with Hepatitis C.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs,

[1]	About Sofosbuvir

Sofosbuvir was approved under the trade name Sovaldi® by the U.S. Food and Drug Administration (FDA) in December 2013 based on clinical studies that showed sofosbuvir, in combination with other agents, achieved very high cure rates with a course of treatment as short as 12 weeks depending on viral genotype. Sofosbuvir also was approved by the European Commission in January 2014 and is a recommended treatment option in the World Health Organization’s first hepatitis C treatment guidelines (released in April 2014).

[2]	Who report on Hepatitis C: http://www.who.int/csr/disease/hepatitis/whocdscsrlyo2003/en/index4.html,
[3]	Clinical Practise Guidelines (EASL): http://www.easl.eu/_newsroom/latest-news/easl-recommendations-on-treatment-of-hepatitis-c-2014 custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or re organisation, including related integration issues.

The company assumes no obligation to update any information contained herein.

Press Release
CONTACT:

	INVESTOR RELATIONS	MEDIA RELATIONS

DR. REDDY’S LABORATORIES LTD.	KEDAR UPADHYE	CALVIN PRINTER
8-2-337, Road No. 3, Banjara Hills,	kedaru@drreddys.com	calvinprinter@drreddys.com
Hyderabad - 500034. Telangana, India.	(Ph: +91-40-66834297)	(Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories to acquire select portfolio of the established products business of UCB in India

Hyderabad, India, April 01, 2015	For Immediate Release

•	Dr. Reddy’s to buy the select established brands portfolio of UCB in India for INR 800 Crores (Euro 118 Mn)

•	Dr. Reddy’s to strengthen its presence in Dermatology, Respiratory and Pediatrics

Dr. Reddy’s Laboratories today announced that it has entered into a definitive agreement to acquire a select portfolio of the established products business of UCB, in the territories of India, Nepal, Sri Lanka and Maldives. The acquired business is being sold on a slump sale basis. The transaction includes approximately 350 employees engaged in operations of the India Business. The revenues of the acquired business is approximately INR 150 Crores for calendar year 2014.

The acquisition of UCB’s existing brand equity in the areas of Dermatology, Respiratory and Pediatrics diseases will further expand Dr. Reddy’s therapy footprint into these fast growing areas.

Alok Sonig, Senior Vice President and India Business Head said “the acquired UCB portfolio shall accelerate Dr. Reddy’s presence in the high growth areas of Dermatology, Respiratory and Pediatrics with market leading brands like Atarax, Nootropil, Zyrtec, Xyzal, Xyzal M etc. We welcome UCB’s employees to our growing global team”

Mark McDade, UCB’s Chief Operating Officer said: “UCB is in a strong position with a solid platform for continuous growth thanks to our core products and our promising pipeline. This position allows us to enhance our focus on our key neurology portfolio in India, providing innovative solutions to patients living with severe diseases. He also explains “Finding the right company for our established brands in India was crucial, and Dr. Reddy’s knowledge of the local market, combined with their ambitious plans and excellent reputation, convinced us they were the right choice to drive this business forward.

The transaction is expected to be closed in the first quarter of the financial year 2015-16.

About UCB: UCB, Brussels, Belgium (www.ucb.com) is a global biopharmaceutical company focused on the discovery and development of innovative medicines and solutions to transform the lives of people living with severe diseases of the immune system or of the central nervous system. With more than 8500 people in approximately 40 countries, the company generated revenue of € 3.3 billion in 2014. UCB is listed on Euronext Brussels (symbol: UCB). Follow us on Twitter: @UCB_news

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation, including related integration issues.

The company assumes no obligation to update any information contained herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: April 6, 2015		Name:	Sandeep Poddar
		Title:	Company Secretary

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